UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

1934
7, 10, 11(d), 15(c)(3) + 17
Rest
10a-1, 10b-10, 11d-1, 15c3-1, 15c3-3, 17a-3, 1
7/9/97

July 9, 1997

Jeffrey C. Bernstein
Chairman
Ad Hoc Prime Brokerage Committee
Securities Industry Association
120 Broadway
New York, NY 10271-0080

Re: State Registered Investment Advisers and Prime Broker Arrangements

Dear Mr. Bernstein:

This is in response to your letter dated July 8, 1997 on behalf of the Ad Hoc Prime Brokerage Committee of the Securities Industry Association. In your letter, you request assurances that the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission under Sections 7, 10, 11(d), 15(c)(3), and 17 of the Securities Exchange Act of 1934 ("Exchange Act"), Rules 10a-1, 10b-10, 11d-1, 15c3-1, 15c3-3, 17a-3, and 17a-4 thereunder, or Regulation T if a broker-dealer engages in prime brokerage activities as described in the Division's January 25, 1994 letter ("Prime Broker Letter")[1] with certain investment advisers, as described below.

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1 Letter from Brandon Becker, Director, Division of Market Regulation, SEC to Jeffrey C. Bernstein, Chair, Prime Broker Committee, Securities Industry Association (January 25, 1994). See also Letter from Richard R. Lindsey, Director, Division of Market Regulation, SEC to Jeffrey C. Bernstein, Chairman, Ad Hoc Prime Brokerage Committee, Securities Industry Association (January 13, 1996) (extending the relief granted in the earlier letter). See also Letter from Michael A. Macchiaroli, Associate Director, Division of Market Regulation, SEC to Jeffrey C. Bernstein, Chairman, Ad Hoc Prime Brokerage Committee, Securities Industry Association (December 31, 1996) (extending the relief granted in the earlier letter).

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The Investment Advisers Supervision Coordination Act ("IASCA"),[2] among other things, prohibits an investment adviser that is regulated or required to be regulated as an investment adviser in the state where it maintains its principal office and place of business from registering with the Commission unless the adviser (i) has assets under management of not less than $25 million (or such higher amount as the Commission may, by rule, deem appropriate), or (ii) is an adviser to an investment company registered under the Investment Company Act of 1940. This prohibition, which became effective on July 8, 1997, required many advisers to withdraw from Commission registration.

The Prime Broker Letter provides, in part, that:

> A prime broker may settle prime broker trades on behalf of customer accounts managed by an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 ("Advisers Act"), if each account has a minimum net equity of at least $100,000 in cash or securities with a ready market.

As a result of IASCA, the Prime Broker Letter no longer covers broker-dealers who wish to maintain a prime broker arrangement for customer accounts with a minimum net equity of at least $100,000 in cash or securities with a ready market where the investment adviser has less than $25 million in assets under management because those investment advisers will no longer be registered under Section 203 of the Advisers Act.

You have requested the Division to clarify whether a broker-dealer may continue to extend the benefits of prime brokerage arrangements to customer accounts, which otherwise comply with the Prime Broker Letter, but are managed by an investment adviser that is regulated or is required to be regulated as an investment adviser in the state where it maintains it principal office and place of business.

Response

Pending further study of the issue raised in your letter, until December 31, 1997, unless otherwise extended, the Division will not recommend enforcement action to the Commission under Sections 7, 10, 11(d), 15(c)(3), and 17 of the Securities Exchange Act of 1934 ("Exchange Act"), Rules 10a-1, 10b-10, 11d-1, 15c3-1, 15c3-3, 17a-3, and 17a-4 thereunder, or Regulation T if a broker-dealer engages in prime brokerage activities as described in the Prime Broker Letter with certain investment advisers that are no longer required to be registered under Section 203 of the Advisers Act.

This is a staff position with respect to enforcement only and does not represent a legal conclusion regarding the application of the federal securities laws. This position is based solely

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[2] IASCA is Title III of the National Securities Markets Improvement Act of 1996, Pub. L. No. 104-290, 110 Stat. 3416 (1996).

on the representations you have made. Any different facts might require a different response. Furthermore, this position may be withdrawn or modified at any time if the Division determines that such action is necessary in the public interest, for the protection of investors, or otherwise, in furtherance of the purposes of the federal securities laws.

Sincerely,

Michael Macchiaroli
Associate Director

MAM/prg